Filed by US LEC Corp.

(Commission File No.: 0-24061)

Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US LEC Corp.

Commission File No.: 333-138594

This filing relates to the proposed transactions pursuant to the terms of the Agreement and Plan of Merger, dated as of August 11, 2006, by and among US LEC Corp. ("US LEC"), PAETEC Corp. ("PAETEC"), WC Acquisition Holdings Corp., a direct wholly-owned subsidiary of PAETEC ("PAETEC Holding Corp."), WC Acquisition Sub U Corp., a direct wholly-owned subsidiary of PAETEC Holding Corp., and WC Acquisition Sub P Corp., a direct wholly-owned subsidiary of PAETEC Holding Corp.

To the US LEC Team:

As Chairman of the Board for US LEC, I want to make you aware of some changes that will be taking place in the management structure of our organization. Effective immediately, Aaron Cowell will officially step down as CEO of US LEC. This was fully expected under our merger agreement. Aaron has been an integral part of US LEC’s senior management team since the company’s beginning. His leadership made significant contributions through some very challenging times in our industry’s recent past, and helped grow US LEC to become a leading telecommunications carrier. We wish him well in his future endeavors.

The Board of Directors has named US LEC’s retired Vice Chairman and CEO and board member, Tan Ganatra, to assume the position of CEO through the interim period of merger integration with PAETEC Corp. We, as a Board, believe Tan to be well qualified to serve in this capacity. His integral knowledge of US LEC’s operating and financial infrastructure, leadership experience, personal dedication and integrity give the Board high confidence in his selection. I also believe that Tan’s selection should give employees, shareholders and vendors alike great comfort that this company will move decisively to strive to hit our current objectives and successfully prepare to implement our integration plan for a successful merger with PAETEC Corp. becoming a significantly larger, financially stronger competitive entity, one that will make a very positive impact in our dynamic industry.

Effective immediately, all of Aaron’s direct reportables will report to Tan. I personally will support him 100% as will our board of directors, to help him achieve our expected successes. I hope you will do the same during this exciting and challenging period of time!

Additional Information About this Transaction

PAETEC Holding Corp. has filed with the Securities and Exchange Commission a registration statement (File No.: 333-138594) that contains a preliminary proxy statement of US LEC and PAETEC and a preliminary prospectus of PAETEC Holding Corp. regarding the proposed merger transaction between US LEC and PAETEC, as well as other relevant documents concerning the proposed transaction. The registration statement is filed under the name WC Acquisition Holdings Corp. Investors and security holders of US LEC are urged to read the proxy statement/prospectus for the transaction and the other relevant documents when they become available because they will contain important information about US LEC, PAETEC and PAETEC Holding Corp., and the proposed merger transaction. The proxy statement/prospectus will be mailed to stockholders of US LEC and PAETEC prior to their stockholder meeting. Investors and security holders of US LEC may obtain free copies of the proxy statement/prospectus and other documents filed by PAETEC Holding Corp. with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at http://www.sec.gov and may also obtain free copies of the proxy statement (when it becomes available) by writing to US LEC Corp., Morrocroft III, 6801 Morrison Boulevard, Charlotte, North Carolina 28211, Attention: Investor Relations or by telephoning us at (704) 319-1189.

Information regarding the identity of persons who may, under the Securities and Exchange Commission’s rules, be deemed to be participants in the solicitation of stockholders of US LEC in connection with the proposed transaction, and their interests in the solicitation, are set forth in the preliminary proxy statement that has been filed by US LEC with the Securities and Exchange Commission and contained in the registration statement that has been filed by PAETEC Holding Corp. with the Securities and Exchange Commission.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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